EXHIBIT 99.5

2015 Letter from Tobi

The first Shopify store was our own. In 2004, we took something we loved, snowboarding, and built a business around it. The idea was to set up an online store and create a snowboarding empire. But there was a problem: the software landscape we encountered seemed to work against our ambitions at every step. Back then, online store software was built for existing big businesses that were transitioning online. It was incredibly expensive, unnecessarily complex, and infuriatingly inflexible.

Existing software was not designed with the new entrepreneur in mind, so we rejected the existing models and created our own. Our custom software met our needs so well that we decided to take everything we learned and shift our business away from snowboards and towards fixing the glaring hole in the ecommerce market. We knew that many future businesses would be created online first, and software needed to support the first steps of entrepreneurship, not just the established big guys. We set out to create the software that we wished would have existed, and we launched it in 2006 under the name Shopify.

Shopify is exactly this: the only platform you need to build your empire. Shopify is the first thing our merchants log into in the morning and the last thing they log out of in the evening. It’s at the heart of their business-a responsibility that we take very seriously. Chances are that you’ve already bought products through stores that use Shopify and you didn’t even realize it. More than 165,000 stores use Shopify today. Yet, as a brand, we are virtually invisible to consumers. This is by design, as our job is to make our merchants look their very best in every interaction they have with consumers.

Over $8 billion of GMV has already been transacted through our platform, with the most recent quarter coming in at over $1 billion. We’ve proven that there’s incredible potential in early-stage entrepreneurs when they are empowered with great technology. Focusing on inspiring entrepreneurship and helping people iterate their ideas, launch new stores and scale their businesses creates a sense of solidarity: we did it together. We believe that by giving merchants an affordable, easy to use solution that helps them sell and run their business, Shopify will share in their success as they grow. We’ve shown that it was possible to build a single platform that works from the very beginning-an entrepreneur with an idea-to a business with millions of orders. And while many of our larger merchants switched to Shopify based on the quality of our platform, a large number of our merchants are “homegrown” and started their businesses with us. I’m incredibly proud of this.

Over the years we’ve also helped foster a large ecosystem that has grown up around Shopify. App developers, design agencies, and theme designers have built businesses of their own by creating value for merchants on the Shopify platform. Instead of stifling this enthusiastic pool of talent and carving out the profits for ourselves, we’ve made a point of supporting our partners and aligning their interests with our own. In order to build long-term value, we decided to forgo short-term revenue opportunities and nurture the people who were putting their trust in Shopify. As a result, today there are thousands of partners that have built businesses around Shopify by creating custom apps, custom themes, or any number of other services for Shopify merchants.

This is a prime example of how we approach value and something that potential investors must understand: we do not chase revenue as the primary driver of our business. Shopify has been about empowering merchants since it was founded, and we have always prioritized long-term value over short- term revenue opportunities. We don’t see this changing.

In terms of the value we create, we think that the most important thing that we deliver to our merchants is simplicity. Simplicity isn’t simple. It takes tremendous care, discipline, and craftsmanship to take something inherently complex like commerce and make it intuitive. We have spent the last decade democratizing commerce, simplifying it, and making it accessible for businesses of all sizes.

Today, businesses sell through dozens of different channels: online stores, retail stores, wholesale, at pop-up shops, on social networks, through mobile apps or any number of other ways. Merchants often hack together different applications and technologies in order to try to address their multi-channel requirements. We’re now showing them that they don’t have to; that their complex setup can be reduced to a single, simple platform. By the time we’re done, we think Shopify will have established the “new normal”.

I want Shopify to be a company that sees the next century. To get us there we not only have to correctly predict future commerce trends and technology, but be the ones that push the entire industry forward. Shopify was initially built in a world where merchants were simply looking for a homepage for their business. By accurately predicting how the commerce world would be changing, and building what our merchants would need next, we taught them to expect so much more from their software.

These underlying aspirations and values drive our mission: make commerce better for everyone. I hope you’ll join us.

-tobi
May 2015